Sino-Global Announces Fiscal 2014 Second Quarter Financial Results

Company reports second consecutive profitable quarter with EPS of $0.11

NEW YORK, February 11, 2014 /PRNewswire/ -- Sino-Global Shipping America, Ltd. (NasdaqCM: SINO) (“Sino-Global” or the “Company”), an international shipping agency and logistic services provider, today announced its financial results for the fiscal 2014 second quarter ended December 31, 2013.

Mr. Lei Cao, Chairman and Chief Executive Officer of Sino-Global commented: “We are pleased to announce another solid quarter, with continued progress in our cost-reduction efforts, improvement in margins and profitability on both a quarterly and year-over-year basis, and further expansion of our service platform. Looking ahead, we are excited about opportunities offered by our new operating segments, which we believe offer us growth opportunities.”

Financial Highlights for Q2 FY2014 Ended December 31, 2013

Mr. Cao introduced the Company’s quarterly results, saying, “We have continued to improve our margin from the Shipping Agency business. Although we reduced revenue by nearly 70% in this segment, doing so allowed us to improve our overall gross margin to almost 30% as we expanded our service platform to include Shipping and Chartering Services and Inland Transportation Management Services.”

	For The Three Months Ended December 31,
	2013	2012	% Change
Revenues	$2,472,189	$6,429,761	-61.6%
Shipping Agency Services	$1,971,903	$6,429,761	-69.3%
Shipping and Chartering Services	$50,196	-	NM
Inland Transportation Management Services	$450,090	-	NM
Gross margin	29.6%	6.6%	23.0%
Operating margin	2.2%	-10.6%	NM
Net income (loss) attributable to Sino-Global	$499,122	($291,586)	NM
Diluted earnings per share	$0.11	($0.10)	NM

●	Two consecutive quarters of net profit with diluted earnings per share of $0.11 and $0.16 for the three and six months ended December 31, 2013, respectively.

●	Expansion of our service platform to include Shipping and Chartering Services and Inland Transportation Management Services that collectively contributed revenues of $0.50 million and $2.39 million for the three and six months ended December 31, 2013, respectively.

●	Improved gross margin to 29.6% for the three months ended December 31, 2013 from 6.6% for the same period of 2012. This quarter also marks the first quarterly operating profit for the Company since IPO in 2008.

Q2 FY2014 Financial Results

	For the Three Months Ended December 31,
		2013			2012
	Revenues	Cost of revenues	Gross profit	Revenues	Cost of revenues	Gross profit
Shipping Agency Services	$1,971,903	$1,660,657	$311,246	$6,429,761	$6,006,063	$423,698
Shipping and Chartering Services	50,196	16,048	34,148	-	-	-
Inland Transportation Management Services	450,090	64,063	386,027	-	-	-
Consolidated	2,472,189	1,740,768	731,421	6,429,761	6,006,063	423,698

Total revenues decreased by 61.6% to $2,472,189 for the three months ended December 31, 2013 from $6,429,761 for the same period of 2012. The decline in total revenues was due to continued weakness in the Shipping Agency business, partially offset by our newly developed Shipping and Chartering Services business and Inland Transportation Management Services business. Our Shipping Agency business continued to be negatively impacted by the softening of the Chinese economy and its import of iron ore and decreased 69.3% to $1,971,903 for the three months ended December 31, 2013 from $6,429,761 for the same period of 2012. The Shipping and Chartering Services business, which we launched in the first quarter, generated revenues of $50,196 in the second quarter. We also launched Inland Transportation Management Services business in the second quarter that generated revenues of $450,090 in that quarter. Revenues from both the Shipping and Chartering Services and Inland Transportation Management Services businesses were related to the delivery of services to Tianjin Zhi Yuan Investment Group Co., Ltd. (“Zhiyuan”), a company that is owned by Mr. Zhang, the largest shareholder of our Company.

Cost of revenues decreased by 71.0% to $1,740,768 for the three months ended December 31, 2013 from $6,006,063 for the same period of 2012. Gross margin of 29.6% for the three months ended December 31, 2013 increased significantly from 6.6% for the same period of 2012, mainly because our new services lines featured higher margins than our Shipping Agency business. Cost of revenues for Shipping Agency, Shipping and Chartering Services and Inland Transportation Management Services were $1,660,657, $16,048, and $64,063, leading to gross margins of 15.8%, 68.0% and 85.8%, respectively, for the three months ended December 31, 2013.

General and administrative expenses decreased by 40.5% to $599,678 for the three months ended December 31, 2013 from $1,008,338 for the same period of 2012. This decrease was mainly due to (1) decreased salaries and benefits for our staff of $110,322, (2) a decrease of $65,647 in entertainment fees (3) decreased meeting expense of $64,741. Selling expenses decreased by 20.1% to $77,437 for the three months ended December 31, 2013 from $96,918 for the same period of 2012, mainly due to lower commission payments related to the decline in the Shipping Agency business.

Operating profit of $54,306 for the three months ended December 31, 2013 compared to operating loss of $681,558 for the same period of 2012. This marks our first quarterly operating profit since our IPO in 2008, showing that our continued efforts to streamline our operations and diversify our revenue streams are starting to bear fruit. Operating profit margin of 2.2% for the three months ended December 31, 2013 compared to operating loss margin of 10.6% for the same period of 2012.

As a result of the foregoing, we reported net income of $82,766 for the three months ended December 31, 2013, compared to net loss of $565,854 for the same period of 2012. After deduction of non-controlling interest, net profit attributable to Sino-Global was $499,122, or $0.11 per diluted share, for the three months ended December 31, 2013, compared to net loss attributable to Sino-Global of $291,586, or net loss of $0.10 per diluted share, for the same period of 2012.

Year-to-Date FY2014 Financial Results

	For the Six Months Ended December 31,
		2013			2012
	Revenues	Cost of revenues	Gross profit	Revenues	Cost of revenues	Gross profit
Shipping Agency Services	$3,402,564	$2,773,460	$629,104	$14,311,829	$13,124,226	$1,187,603
Shipping and Chartering Services	1,937,196	1,291,048	646,148	-	-	-
Inland Transportation Management Services	450,090	64,063	386,027	-	-	-
Consolidated	5,789,850	4,128,571	1,661,279	14,311,829	13,124,226	1,187,603

Total revenues decreased by 59.5% to $5,789,850 for the six months ended December 31, 2013 from $14,311,829 for the same period of 2012. The decline in total revenues was due to weakness in the Shipping Agency business, partially offset by our newly developed Shipping and Chartering Services business and Inland Transportation Management Services business. As a result of the softening of the Chinese economy and its import of iron ore, our Shipping Agency business decreased 76.2% to $3,402,564 for the six months ended December 31, 2013 from $14,311,829 for the same period of 2012. The Shipping and Chartering Services business, which we launched in the first quarter of fiscal 2014, generated revenues of $1,937,196 for the six months ended December 31, 2013. We also launched Inland Transportation Management Services business in the December quarter that generated revenues of $450,090 for December quarter. Revenues from both the Shipping and Chartering Services and Inland Transportation Management Services businesses were related to the execution of services agreement with Zhiyuan.

Cost of revenues decreased by 68.5% to $4,128,571 for the six months ended December 31, 2013 from $13,124,226 for the same period of 2012. Gross margin was 28.7% for the six months ended December 31, 2013, compared to 8.3% for the same period of 2012 mainly due to the ramp of higher-margin new lines of services. Cost of revenues for Shipping Agency, Shipping and Chartering Services and Inland Transportation Management Services were $2,773,460, $1,291,048, and $64,063, leading to gross margins of 18.5%, 33.4% and 85.8%, respectively, for the six months ended December 31, 2013.

General and administrative expenses decreased by 25.4% to $1,495,842 for the six months ended December 31, 2013 from $2,004,611 for the same period of 2012, mainly driven by a reduction in salaries and benefits of approximately $292,000, reduction in professional service fees of approximately $131,000 and a decrease in conference fees of approximately $66,000. Selling expenses decreased by 29.9% to $128,525 for the six months ended December 31, 2013 from $183,426 for the same period of 2012, primarily due to lower commission payments related to the decline in the Shipping Agency business.

Operating profit of $36,912 for the six months ended December 31, 2013 compared to operating loss of $1,000,434 for the same period of 2012, primarily driven by our continued cost-reduction effort and the ramp of higher-margin new services lines in 2013. Operating profit margin of 0.6% for the six months ended December 31, 2013 compared to operating loss margin of 7.0% for the same period of 2012.

As a result of the foregoing, we reported net income of $111,739 for the six months ended December 31, 2013, compared to net loss of $1,008,011 for the same period of 2012. After deduction of non-controlling interest, net profit attributable to Sino-Global was $774,517, or $0.16 per diluted share, for the six months ended December 31, 2013, compared to net loss attributable to Sino-Global of $481,819, or net loss of $0.17 per diluted share, for the same period of 2012.

Financial Condition

As of December 31, 2013, the Company had cash and cash equivalents of $2,465,342 and working capital of $2,671,701, compared to $3,048,831 and $2,740,260, respectively, at the end of fiscal year 2013 ended June 30, 2013. Net cash used in operating activities was $342,535 for the six months ended December 31, 2013, as compared to $3,492,864 for the same period of 2012. Net cash used in investing activities was $193,369 for the six months ended December 31, 2013, as compared to $50,066 for the same period of 2012.

Recent Developments

On December 19, 2013, the Company announced that it had signed a one-year strategic agreement (the “Lianyungang Agreement”) with Jiangsu Lianyungang Port Logistics Holding Co., Ltd. (“Lianyungang Port Logistics”), to jointly develop and promote each other’s shipping agency and logistic service businesses both in China and overseas. Under the terms of the Lianyungang Agreement, each party will promote the other party’s services to its existing customers and will share profits generated from such cross-referral activities on a contract-by-contract basis.

On January 6, 2014, the Company announced that it had signed a three-year strategic partnership agreement (the “Tally Agreement”) with the Dalian subsidiary of a Chinese state-owned enterprise, China United Tally Co., Ltd. (“China Tally Dalian”) to jointly develop third-party verification services at key ports across China. Under the terms of the Tally Agreement, China Tally Dalian will be Sino-Global’s exclusive partner in the development and deployment of third-party verification services for the Company’s customers at key ports across China.

About Sino-Global Shipping America, Ltd.

Founded in the United States of America (“US”) in 2001, Sino-Global Shipping America, Ltd. is a Virginia corporation with its primary US operations in New York. We provide our customers with comprehensive yet customized shipping agency, shipping and chartering, and inland transportation management services. As a general agent, the Company serves ships coming to and departing from a number of countries and regions, including China, Australia, South Africa, Brazil, Hong Kong, Canada and the US. For more information, please visit: www.sino-global.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Any statements contained in this release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties as identified in Sino-Global’s filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof. Sino-Global undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect the events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact:

Mr. Anthony S. Chan, CPA

Acting CFO & EVP

+1 718-888-1814

In China:

Mr. Zhikang Huang

Chief Operating Officer

+86 139-1139-9217